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                           December 28, 2021

       Edward S. Horton
       Partner
       Seward & Kissel LLP
       One Battery Park Plaza
       New York, NY 10004

                                                        Re: Performance
Shipping Inc.
                                                            Schedule TO-I filed
December 21, 2021
                                                            SEC File No.
5-86020

       Dear Mr. Horton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I

       General

   1. The Schedule TO indicates that financial disclosure required by Item 10 of Schedule TO
                                                        is    Not Applicable
to this exchange offer. Given the fact that you are offering to repurchase up to 80% of
the Company   s outstanding common shares in exchange for a
                                                        new series of preferred
shares that pays an annual dividend of 4% per annum, please
                                                        explain in your
response letter why the disclosure required by Item 1010(a) and (b) of
                                                        Schedule TO is not
material in the context of this offer.
 Edward S. Horton
FirstName LastNameEdward   S. Horton
Seward & Kissel LLP
Comapany28,
December  NameSeward
              2021      & Kissel LLP
December
Page 2    28, 2021 Page 2
FirstName LastName
2. The Series B Preferred Shares offered in the exchange offer are convertible at the election of the holder (upon payment of $7.50 in cash) into two Series C Preferred Shares. In your response letter, please identify the exemption, if any, available for the offer of the Series C
         Preferred underlying the Series B Preferred being offered in the exchange offer, and outline the facts supporting your reliance on that exemption. If any exemption depends upon the accredited status of purchasers, please explain how you will verify such accredited status in a timely manner in order to comply with your prompt payment obligation in this exchange offer and consistent with the requirements of the exemption claimed.
3. The Company is offering to exchange 4,066,181 publicly-traded common shares for non-
         voting Series B Preferred which will not be publicly traded. The shares that are subject to the offer represent 80% of the outstanding common shares. In addition, the Series B
         Preferred issued in the exchange offer will be redeemable for cash, at the option of the issuer, at any time after the one-year anniversary of the Original Issue Date at $25.00 per share plus accrued dividends. Given these facts, please explain the basis for your conclusion that Rule 13e-3 is not applicable as represented in response to Item 13 of
         Schedule TO. In this regard, we note that the Rule applies to the first step in a series of transactions reasonably likely to produce one of the effects listed in Rule 13e-3(a)(3)(ii).
          To the extent you seek to rely on the continued listing of the common shares after this exchange offer despite the fact that up to 80% of that class may be repurchased, please cite to the specific listing standards and explain why you believe the common shares will continue to meet them. We note the following statement on page 4 of the offer materials
         that [the common shares]    may fail to meet [the Nasdaq listing
standards] and if so, the
         Common Shares could be de-listed from the Nasdaq
4. If the offer to exchange is fully subscribed, 80% of the common shares will be exchanged for new Series B Preferred Shares. Holders of the Series B Preferred Shares may convert them into two shares of new Series C Preferred Shares upon payment of $7.50 per converted Series B Preferred Share; however, conversion is possible for an individual holder of Series B Preferred only if the Series C Preferred Shares underlying the Series B
         Shares are covered by an effective registration statement filed with the SEC, or if the
         Company notifies the Series B holder that the Company has determined in its sole discretion, that the issuance of Series C would be exempt from the registration requirements of the Securities Act of 1933. Therefore, holders of common shares who are deciding whether to participate in the exchange offer will not know whether they will be eligible to convert the Series B Preferred. Please revise to disclose
the Company   s
         intentions regarding filing a registration statement to cover the underlying Series C
         Preferred Shares. If it has no current intention to do so when the Series B Preferred become exercisable 31 days after issuance, revise the Offer to Exchange to highlight this risk to tendering common shareholders.
5. Revise to include a section describing in further detail the effects of the exchange offer on the ownership structure of Performance Shipping, including the likely increased
 Edward S. Horton
FirstName LastNameEdward   S. Horton
Seward & Kissel LLP
Comapany28,
December  NameSeward
              2021      & Kissel LLP
December
Page 3    28, 2021 Page 3
FirstName LastName
         concentration of ownership in the hands of insiders of the Company by virtue of their intent to participate in this offer and to thereby gain access to Series C Preferred, which have ten times the voting rights of the common shares and which are further convertible into additional shares of common in future. A chart showing insider ownership before and after the exchange offer may be helpful in this regard. The disclosure on page 4 of the
         Offer to Exchange is vague and does not explain in sufficient detail those changes.
Important Procedures, page iv

6. You state that the exchange offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i), or revise this language consistent with the all-holders provisions of that Rule. Refer to
Section II.G.1 of SEC
         Release No. 34-58597 (September 19, 2008) for guidance. Participation by Directors and Major Shareholders, page 3

7. Non-affiliated shareholders may not convert their Series B Preferred Shares unless there is an exemption for the issuance of the underlying Class C without registration, or unless the
         Company has filed a registration statement registering those underlying shares. Revise generally throughout the Offer to Exchange, where you discuss the interests of insiders in this exchange offer, to highlight that Ms. Paliou has announced an intention to tender all of her common shares, representing 46% of that class, and presumably could convert them into Class C Preferred when the Class B Preferred become exercisable 31 days after issuance. Your amended offer materials should highlight the significant increase in Ms.
         Paliou   s voting interest in the Company, if she converts her Class B into Class C Preferred
         Shares, which have ten times the voting rights of the common shares, and her ability to participate in this offer in a manner that may not be possible for other holders of Series B
         Preferred who may not be able to exercise their right to convert and receive Series C
         Preferred Shares.
How many Common Shares are sought to be tendered in the Exchange Offer?, page 4

8.       The disclosure here states that    [t]here are no conditions to the
consummation of the
         Exchange Offer based upon any minimum number of Common Shares
tendered.    This
         contradicts the disclosure on page 17, which describes a Minimum Tender Condition requiring that at least 2,033,091 common shares must be tendered. Please revise.
Cautionary Statement Regarding Forward-Looking Statements, page 8

9. The safe harbor for forward looking statements contained in the Private Securities
         Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Please revise the language here accordingly, including the statement that
            [t]he Company desires to take advantage of the safe harbor provisions of the [Act] and is including this cautionary statement in connection with the safe harbor
legislation.    Your
 Edward S. Horton
Seward & Kissel LLP
December 28, 2021
Page 4
         revised disclosure should specifically state that the safe harbor provisions of the Reform
         Act do not apply in this context.
Risk Factors - Risks Related to the Series B Preferred Shares, page 10

10.      You note that the Company   s ability to pay dividends on the Series B
Preferred Shares
         being offered in the exchange offer is subject to multiple factors
including    restrictions
         under Marshall Islands law.    Please generally describe such
restrictions.
Conditions to the Exchange Offer, page 17

11. With respect to the offer condition in the last bullet point on page 18, tell us how you will determine whether this condition has been triggered. We note that if the offer is fully subscribed, the Company will repurchase 80% of the outstanding common shares.
          Explain the basis for how the Company believes those shares can remain listed under those circumstances by analyzing the applicable Nasdaq listing standards and the basis for your belief that the offer will not result in delisting.
12.      We note the disclosure on page 18 that the Company   s obligation to
issue Series B
         Preferred Shares    is conditioned upon our acceptance of Common
Shares pursuant to the
         Exchange Offer.    Clarify whether this is a separate offer condition,
or whether this is
         simply a statement regarding the fact that if all offer condition to the exchange offer are satisfied or waived, the tendered common shares will be accepted for payment.
13. Refer to the statement in the first sentence of the second to last paragraph of this section, which states that the Company may assert an offer condition
triggered    by    any action or
         inaction by us giving rise to any condition.    To avoid rendering the
offer illusory, all
         offer conditions must be objectively determinable and outside the control of the bidder.
         Please revise this language accordingly.
14.      Refer to the disclosure in the second to last paragraph in this
section that    we may
         terminate the Exchange Offer if any condition is not satisfied on or after the expiration
         date.    All offer conditions must be satisfied or waived before or as of the expiration of
         the exchange offer, rather than after expiration. Please revise. Acceptance of Shares for Exchange and Delivery of Series B Preferred Shares, page 19

15. Refer to the disclosure in the last paragraph on page 18 and carry-over paragraph at the top of page 19. At the top of page 19, the Company reserves the right to delay acceptance
       for tendered shares    in order to comply in whole or in part with any
applicable law.    The
       offer may be terminated only upon the failure of one or more of the offer conditions. To
FirstName LastNameEdward S. Horton
       the extent that the exchange offer is conditioned on compliance with any law or statute,
Comapany    NameSeward
       the operative       & Kissel
                     regulatory     LLP must be described in the offer
condition section.
                                provisions
       Please
December   28,revise this language
               2021 Page   4        accordingly.
FirstName LastName
 Edward S. Horton
FirstName LastNameEdward   S. Horton
Seward & Kissel LLP
Comapany28,
December  NameSeward
              2021      & Kissel LLP
December
Page 5    28, 2021 Page 5
FirstName LastName
Redemption Procedures, page 26

16. Series B Preferred Shares issued in the exchange offer are redeemable at the election of the Company one year after the Original Issue Date, at a price of $25.00 per share.
         However, the disclosure in this section of the Offer to Exchange indicates that rather than redeeming the Series B Preferred as a class, the Company may elect to redeem the Series
         B held by certain holders individually. A significant portion of the Series B Preferred
         Shares issued in the exchange offer will be issued to a director of the Company who has indicated her intent to tender 46% of the total outstanding common shares. Revise the
         Offer to Exchange to prominently note that tendering common shareholders who participate in this offer may not have their Series B Preferred Shares redeemed, even if the
         Company elects to redeem those held by other Series B holders, including insiders. In addition, disclose how the Company will determine which Series B Preferred Shares it will redeem, and the process by which such decision will be made. Incorporation of Documents by Reference, page 39

17. Please refer to the second and third full paragraphs in this section on page 39. Schedule
         TO does not permit    forward incorporation by reference    of
documents that may be filed
         in future. Please revise the language on page 39 accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at 202-551-3263.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions